[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468 Fax: (212) 859-4000 Andrew.Barkan@friedfrank.com

September 7, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sterling Check Corp. (formerly Sterling Ultimate Parent Corp.)

Registration Statement on Form S-1

Filed August 27, 2021

CIK No. 0001645070

Ladies and Gentlemen:

On behalf of Sterling Check Corp., formerly known as Sterling Ultimate Parent Corp., a Delaware corporation (the “Company”), set forth below is supplemental information in response to matters discussed in our telephone conversation with the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 3, 2021, relating to the Company’s Registration Statement on Form S-1, filed with the Commission on August 27, 2021 (the “Registration Statement”). The Company has included the changes it proposes to make in a subsequent pre-effective amendment in Annex A and Annex B hereto. The Annexes are marked to show changes from the disclosure included in the Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Supplemental Information

1.	Non-GAAP Financial Measures—Presentation of Adjustments

In response to the Staff’s request, the Company has made the following changes to the adjustments to its non-GAAP measures:

•

The Company has added detail in the explanatory footnote for the adjustment for “Transaction expenses” to clarify that the investor management fees will terminate in connection with the Company’s initial public offering.

•	The Company has added detail in the explanatory footnote for the adjustment for “Technology transformation” to clarify that these costs are discrete and non-recurring in nature.

•

Within the adjustment for “Other,” the Company has modified the prior adjustment for “COVID-19” as follows: (a) the adjustment has been retitled “Government mandate” (for costs related to a local government mandate in India described elsewhere in the Registration Statement) and (b) other costs related to the COVID-19 pandemic have been removed from the prior adjustment, resulting in the removal of approximately $1.4 million for the year ended December 31, 2020, approximately $1.0 million for the six months ended June 30, 2020 and approximately $0.5 million for the six months ended June 30, 2021.

The Company has included the changes it proposes to make in a subsequent pre-effective amendment in Annex A hereto.

2.	Consolidated Financial Statements — Product and Technology Expense

In response to the Staff’s request, the Company has made the following changes:

•	The Company has retitled the “Product and technology expense” line item on its Consolidated Statements of Operations and Comprehensive Income (Loss) as “Corporate technology and production systems.”

•

The Company has added disclosure in Note 2—Summary of Significant Accounting Policies to provide greater transparency of the costs included within the “Corporate technology and production systems” line item, including a tabular presentation specifying the amount of costs by period related to maintaining the Company’s corporate information technology infrastructure and non-capitalizable costs to develop and maintain its production systems.

•

The Company has added disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement to provide greater transparency of the costs included within the “Corporate technology and production systems” line item, including updated disclosure under the “Operating Expenses—Corporate Technology and Production Systems” and “Results of Operations—Corporate Technology and Production Systems.”

The Company has included the changes it proposes to make in a subsequent pre-effective amendment in Annex B hereto.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Joshua Peirez (Sterling Check Corp.)

Peter Walker (Sterling Check Corp.)

Steven L. Barnett (Sterling Check Corp.)

Gregory P. Rodgers (Latham & Watkins LLP)